

August 30, 2013

<u>Via E-mail</u>
Anthony E. Malkin
Chairman, Chief Executive Officer, and President
Empire State Realty Trust, Inc.
One Grand Central Place
60 East 42nd Street
New York, New York 10165

   Re: Empire State Realty Trust, Inc.
     Amendment No. 5 to Registration Statement on Form S-11
     Filed August 12, 2013
     File No. 333-179485

Dear Mr. Malkin:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the recent public information in regards to offers to purchase the Empire State Building and 60 East 42nd Street. Please advise us whether you plan to consider such current offers after the offering and formation transactions. We may have further comment.

Business and Properties, page 177

Renovation and Repositioning Case Studies, page 186

2.   With respect to the "Annualized Gross Rent" columns, please explain to us the "pre-renovation and repositioning annualized gross rent" number in the context of base rent, since that is the basis for the "post-renovation and repositioning annualized gross rent" number. Also, please expand your disclosure to explain the reason for presenting annualized gross rent, rather than annualized base rent. In addition, please disclose the impact that the free rent periods have upon the base rent.

3.   We refer to the added footnotes (5) to the tables regarding the Weighted Average Annualized Gross Rent per Leased Square Foot. Please explain in greater detail why management views this measure as an accurate representation of the impact of the renovation and repositioning activities on rental rates. Please explain why, in the denominator, you use "post-renovation and repositioning total rentable square feet *less pre-renovation and reposition vacant square feet*," rather than applying the pre-renovation occupancy rate to the post-renovation number. Also include an explanation in the prospectus or advise.

Property Revenue and Operating Expenses, page 218

4.   We have reviewed your revised disclosure in response to comment 9 from our letter dated August 7, 2013. Please also identify the Net Operating Income measures disclosed on page 218 as non-GAAP measures and provide a reconciliation of Total Net Operating Income to the most closely comparable GAAP measure, which appears to be pro forma net income for the twelve months ended December 31, 2012. Additionally, please expand your disclosure to explain in more detail why management believes that this non-GAAP measure is useful to investors. In your disclosure, discuss why certain expense items that are included in pro forma net income are added back to get to your measure of pro forma net operating income.

Board Committees, page 234

5.   We note your response to comment 11 from our letter dated August 7, 2013. We will continue to monitor for this disclosure and may have further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief